  As filed with the Securities and Exchange Commission on June 21, 1994

                                            Registration No. 33-
=============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ______________________
                                        FORM S-6
                  FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2
                            _____________________
A.    Exact Name of Trust:
                           NATIONAL MUNICIPAL TRUST
                                  Series 171

B.    Name of depositor:
                      PRUDENTIAL SECURITIES INCORPORATED

C.    Complete address of depositor's principal executive office:
                              One Seaport Plaza
                               199 Water Street
                           New York, New York 10292

D.    Name and complete address of agent for service:
                                                            Copy to:
          LEE B. SPENCER, JR., ESQ.                  KENNETH W. ORCE, ESQ.
      PRUDENTIAL SECURITIES INCORPORATED            CAHILL GORDON & REINDEL
              One Seaport Plaza                         80 Pine Street
               199 Water Street                     New York, New York 10005
           New York, New York 10292

E.    Title and amount of securities being registered:
                    1,395* Units of NATIONAL MUNICIPAL TRUST,
                                  Series 171

F. Proposed maximum aggregate offering price to the public of the securities being registered:
                                 $1,450,800.00**

G. Amount of filing fee, computed at one-twenty-ninth of 1 percent of the proposed maximum aggregate offering price to the public:
                                   $500.28

H.    Approximate date of proposed sale to public:
      As soon as practicable after the effective date of the registration statement.
==============================================================================
     * Including 465 Units registered for the purpose of resale by the Depositor.
    ** Estimated solely for the purpose of calculating the filing fee, at a price per unit of $1,040.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                           NATIONAL MUNICIPAL TRUST
                                    Series 171

                            CROSS-REFERENCE SHEET

                   Pursuant to Rule 404(c) of Regulation C
                       under the Securities Act of 1933


                (Form N-8B-2 Items required by Instruction as
                        to the Prospectus in Form S-6)


            Form N-8B-2                                     Form S-6
            Item Number                               Heading in Prospectus

                   I.  Organization and General Information

1.    (a)   Name of Trust .........................)  Prospectus front cover
      (b)   Title of securities issued ............)

2.    Name and address of each depositor ..........   Sponsor; Prospectus back
                                                        cover

3.    Name and address of trustee .................   Trustee

4.    Name and address of each principal
        underwriter ...............................   Sponsor

5.    State of organization of trust ..............   The Trust

6.    Execution and termination of trust
        agreement .................................   Summary of Essential
                                                        Information; The
                                                        Trust; Amendment and
                                                        Termination of the
                                                        Indenture

7.    Changes of Name .............................)            *

8.    Fiscal year .................................)            *

9.    Litigation ..................................)            *

                  II.  General Description of the Trust and
                              Securities of the Trust

_______________________

*    Inapplicable, answer negative or not required.

10.   (a)   Registered or bearer securities .......)            *
      (b)   Cumulative or distributive
              securities ..........................             *
      (c)   Redemption ............................   Rights of Unit Holders
                                                        -- Redemption
      (d)   Conversion, transfer, etc. ............   Rights of Unit Holders
                                                        -- Redemption
      (e)   Periodic payment plan .................)            *
      (f)   Voting rights .........................             *
      (g)   Notice to certificateholders ..........   The Trust; Rights of
                                                        Unit Holders -- Reports
                                                        and Records; Sponsor
                                                        -- Responsibility;
                                                        Sponsor --
                                                        Resignation; Trustee
                                                        -- Resignation;
                                                        Amendment and
                                                        Termination of the
                                                        Indenture
      (h)   Consents required .....................   The Trust; Amendment and
                                                        Termination of the
                                                        Indenture
      (i)   Other provisions ......................   Tax Status

11.   Type of securities comprising units .........   Prospectus front cover;
                                                        The Trust

12.   Certain information regarding
        periodic payment certificates .............             *

13.   (a)   Load, fees, expenses, etc. ............   Summary of Essential
                                                        Information; Public
                                                        Offering of Units --
                                                        Public Offering Price;
                                                        Public Offering of
                                                        Units -- Sponsor's and
                                                        Underwriter's Profits;
                                                        Public Offering of
                                                        Units -- Volume
                                                        Discount; Public
                                                        Offering of Units --
                                                        Employee Discount;
                                                        Exchange Option;
                                                        Reinvestment Program;
                                                        Expenses and Charges;
                                                        Sponsor --
                                                        Responsibility
_______________________

*    Inapplicable, answer negative or not required.

      (b)   Certain information regarding
              periodic payment certificates .......             *
      (c)   Certain percentages ...................   Summary of Essential
                                                        Information; Public
                                                        Offering of Units --
                                                        Public Offering Price;
                                                        Public Offering of
                                                        Units -- Profit of
                                                        Sponsor; Public
                                                        Offering of Units --
                                                        Volume Discount;
                                                        Public Offering of
                                                        Units -- Employee
                                                        Discount; Exchange
                                                        Option
      (d)   Price Differentials ...................   Public Offering of Units
                                                        -- Employee Discount
      (e)   Certain other fees, etc. payable
              by holders ..........................   Rights of Unit Holders
                                                        -- Certificates
      (f)   Certain other profits receivable
              by depositor, principal under-
              writer, trustee or affiliated
              persons .............................   The Trust -- Objectives
                                                        and Securities
                                                        Selection; Rights of
                                                        Unit Holders --
                                                        Redemption -- Purchase
                                                        by the Sponsor of
                                                        Units Tendered for
                                                        Redemption
      (g)   Ratio of annual charges to
              income ..............................             *

14.   Issuance of trust's securities ..............   The Trust; Rights of
                                                        Unit Holders --
                                                        Certificates

15.   Receipt and handling of payments from
        purchasers ................................             *

16.   Acquisition and disposition of under-
        lying securities ..........................   The Trust -- Portfolio
                                                        Summary; The Trust --
                                                        Objectives and
                                                        Securities Selection;
                                                        Rights of Unit Holders
_______________________

*    Inapplicable, answer negative or not required.

                                                        -- Redemption; Sponsor
                                                        - Responsibility

17.   Withdrawal or redemption ....................   Rights of Unit Holders
                                                        -- Redemption

18.   (a)   Receipt, custody and disposition
              of income ...........................   Rights of Unit Holders
                                                        -- Distribution of
                                                        Interest and
                                                        Principal; Rights of
                                                        Unit Holders - Reports
                                                        and Records
      (b)   Reinvestment of distributions .........   Reinvestment Programs
      (c)   Reserves or special funds .............   Expenses and Charges;
                                                        Rights of Unit Holders
                                                        -- Distribution of
                                                        Interest and Principal
      (d)   Schedule of distributions .............             *

19.   Records, accounts and reports ...............   Rights of Unit Holders
                                                        -- Distributions of
                                                        Interest and
                                                        Principal; Rights of
                                                        Unit Holders --
                                                        Reports and Records

20.   Certain miscellaneous provisions of
        trust agreement ...........................   Sponsor -- Limitations
                                                        on Liabil-
      (a)   Amendment .............................)    ity; Sponsor --
                                                        Resignation;
      (b)   Termination ...........................)  Trustee -- Limitations
                                                        on Liabil-
      (c)   and (d) Trustee, removal and                ity; Trustee -
              successor ...........................)    Resignation;
                                                        Amendment and
                                                        Termination of
      (e)   and (f) Depositor, removal and              the Indenture
              successor ...........................)

21.   Loans to security holders ...................             *

22.   Limitation on liability .....................   The Trust -- Portfolio
                                                        Summary; Sponsor --
                                                        Limitations on
                                                        Liability; Trustee --
_______________________

*    Inapplicable, answer negative or not required.

                                                        Limitations on
                                                        Liability; Evaluator
                                                        -- Limitations on
                                                        Liability

23.   Bonding arrangements ........................   Additional Information
                                                        -- Item A

24.   Other material provisions of trust
        agreement .................................             *


                      III.  Organization, Personnel and
                       Affiliated Persons of Depositor

25.   Organization of depositor ...................   Sponsor

26.   Fees received by depositor ..................             *

27.   Business of depositor .......................   Sponsor

28.   Certain information as to officials
        and affiliated persons of
        depositor .................................   Contents of Registration
                                                        Statement -- Part II

29.   Companies controlling depositor .............   Sponsor

30.   Persons controlling depositor ...............             *

31.   Payments by depositor for certain
        services rendered to trust ................)            *

32.   Payments by depositor for certain
        other services rendered to trust ..........)            *

33.   Remuneration of employees of depositor
        for certain services rendered to
        trust .....................................)            *

34.   Remuneration of other persons for
        certain services rendered to trust ........)            *

35.   Distribution of trust's securities
        in states .................................   Public Offering of Units
                                                        -- Public Distribution

_______________________

*    Inapplicable, answer negative or not required.

36.   Suspension of sales of trust's
        securities ................................)            *

37.   Revocation of authority to distribute .......)            *

38.   (a)   Method of distribution ................)            *
      (b)   Underwriting agreements ...............   Public Offering of Units
      (c)   Selling agreements ....................)            *

39.   (a)   Organization of principal under-
              writer ..............................)  Sponsor
      (b)   N.A.S.D. membership of principal
              underwriter .........................)  Sponsor

40.   Certain fees received by principal
        underwriter ...............................             *

41.   (a)   Business of principal underwriter .....   Sponsor
      (b)   Branch offices of principal
              underwriter .........................)            *
      (c)   Salesmen of principal underwriter .....)            *

42.   Ownership of trust's securities by
        certain persons ...........................)            *

43.   Certain brokerage commissions received
        by principal underwriter ..................)            *

44.   (a)   Method of valuation ...................   Summary of Essential
                                                        Information; Public
                                                        Offering of Units --
                                                        Public Offering Price;
                                                        Public Offering of
                                                        Units -- Public
                                                        Distribution; Public
                                                        Offering of Units --
                                                        Secondary Market
      (b)   Schedule as to offering price .........             *
      (c)   Variation in offering price to
              certain persons .....................   Public Offering of Units
                                                        -- Public
                                                        Distribution; Public
                                                        Offering of Units --
                                                        Volume Discount;
                                                        Public Offering of
                                                        Units -- Employee

_______________________

*    Inapplicable, answer negative or not required.

                                                        Discount; Exchange
                                                        Option

45.   Suspension of redemption rights .............             *

46.   (a)   Redemption Valuation ..................   Summary of Essential
                                                        Information; Rights of
                                                        Unit Holders --
                                                        Redemption --
                                                        Computation of
                                                        Redemption Price per
                                                        Unit
      (b)   Schedule as to redemption price .......             *

47.   Maintenance of position in underlying
        securities ................................   Public Offering of Units
                                                        -- Secondary Market;
                                                        Rights of Unit Holders
                                                        -- Redemption --
                                                        Computation of
                                                        Redemption Price per
                                                        Unit; Rights of Unit
                                                        Holders -- Redemption
                                                        -- Purchase by the
                                                        Sponsor of Units
                                                        Tendered for
                                                        Redemption


                   IV.  Information Concerning the Trustee
                                   or Custodian

48.   Organization and regulation of
        trustee ...................................   Trustee

49.   Fees and expenses of trustee ................   Expenses and Charges

50.   Trustee's lien ..............................   Expenses and Charges --
                                                        Other Charges


                   V.  Information Concerning Insurance of
                               Holders of Securities

51.   Insurance of holders of trust's
        securities .................................  The Trust -- Insurance
                                                        on the Securities in
                                                        the Portfolio of an
                                                        Insured Trust


_______________________

*    Inapplicable, answer negative or not required.

                          VI.  Policy of Registrant

52.   (a)   Provisions of trust agreement with
              respect to selection or elimina-
              tion of underlying securities .......   Prospectus front cover;
                                                        The Trust -- Portfolio
                                                        Summary; The Trust --
                                                        Insurance on the
                                                        Securities in the
                                                        Portfolio of an Insured
                                                        Trust; The Trust --
                                                        Objectives and
                                                        Securities Selection;
                                                        Sponsor --
                                                        Responsibility
      (b)   Transactions involving elimination
              of underlying securities ............             *
      (c)   Policy regarding substitution or
              elimination of underlying
              securities ..........................   Sponsor --
                                                        Responsibility
      (d)   Fundamental policy not otherwise
              covered .............................             *

53.   Tax status of trust .........................   Prospectus front cover;
                                                        Tax Status


                 VII.  Financial and Statistical Information

54.   Trust's securities during last ten
        years .....................................)            *

55.                                                )

56.   Certain information regarding periodic
        payment certificates ......................)            *

57.                                                )

58.                                                )

59.   Financial statements (Instruction 1(c)
        to Form S-6) ..............................   Statement of Financial
                                                        Condition of the Trust


_______________________

*    Inapplicable, answer negative or not required.

                  Subject to Completion, Dated June 10, 1994


                                    [LOGO]


                           NATIONAL MUNICIPAL TRUST
                                    SERIES 171
                          (A Unit Investment Trust)

                                                 Prudential Securities [LOGO]

              The attached final prospectus for a prior Series of National Municipal Trust is hereby used as a preliminary prospectus for Series 171 of the Trust. The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. The ratings of the securities of this Series are expected to be comparable to those of the securities in the previous Series. However, the estimated current return and estimated long-term return for this Series (which will depend on the interest rates and prices of the securities to be deposited in, and the estimated annual expenses of, this Series) may vary materially from that of the previous Series. Accordingly, the information contained herein with regard to the previous Series should be considered as being presented for informational purposes only. Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the day of effectiveness of the registration statement relating to Units of this Series.

            Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy them be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

                           NATIONAL MUNICIPAL TRUST
                                  SERIES 169


            This prospectus dated June 14, 1994, File No. 33-53569 is hereby incorporated by reference.

         PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                      CONTENTS OF REGISTRATION STATEMENT


Item A -- Bonding Arrangements

            The employees of Prudential Securities Incorporated are covered under Broker's Blanket Policies, Standard Form No. 14 in the aggregate amount of $62,500,000.

Item B -- Contents of Registration Statement

            This Registration Statement on Form S-6 comprises the following papers and documents:

            The cross-reference sheet.

            The Prospectus.

            Signatures.

              Listed below is the name and registration number of a previous series of National Municipal Trust, the final prospectus of which, properly supplemented, is used as a preliminary prospectus for National Municipal Trust, Series 171. This prior final prospectus is incorporated herein by reference.

      National Municipal Trust, Series 169
      (Registration No. 33-53569)

            Written consents of the following persons:

                  Cahill Gordon & Reindel (included in Exhibit 5).

                  Deloitte & Touche*

                  Kenny S&P Evaluation Services, a division of Kenny Information Systems, Inc. (as Evaluator) (included in Exhibit 23).

            The following Exhibits:

      ****Ex-3.(i)      -     Certificate of Incorporation of Prudential
                                Securities Incorporated dated March 29, 1993.

     ****Ex-3.(ii)      -     Revised By-Laws of Prudential Securities
                                Incorporated as amended through March 5, 1993.

       *****Ex-4.a      -     Trust Indenture and Agreement, dated September
                                6, 1989.

           *Ex-4.b      -     Draft of Reference Trust Agreement.

          **Ex-5        -     Opinion of counsel as to the legality of the
                                securities being registered.

          **Ex-23       -     Consent of Kenny S&P Evaluation Services, a

                                division of Kenny Information Systems, Inc (as Evaluator).

      ******Ex-24       -     Powers of Attorney executed by a majority of the
                                Board of Directors of Prudential Securities
                                Incorporated.

     *******Ex-99       -     Form of Agreement Among Underwriters.

            Ex-99.1     -     Information as to Officers and Directors of
                                Prudential Securities Incorporated is
                                incorporated by reference to Schedules A and D of Form BD filed by Prudential Securities Incorporated pursuant to Rules 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act File No. 8-16267).

         ***Ex-99.2     -     Affiliations of Sponsor with other investment
                                companies.

         ***Ex-99.3     -     Broker's Blanket Policies, Standard Form No. 14
                                in the aggregate amount of $62,500,000.

       *****Ex-99.4     -     Investment Advisory Agreement.

____________________

     *  Filed herewith.

    **  To be filed by amendment.

   *** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of Prudential Unit Trusts, Insured Tax-Exempt Series 1, Registration No. 2-89263.

  **** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of Government Securities Equity Trust Series 5, Registration No. 33-57992.

 ***** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust, Insured Series 43, Registration No. 33-29314.

****** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust, Series 164, Registration No. 33-66108.

******* Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust, Series 169, Registration No. 33-53569.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant, National Municipal Trust, Series 171, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York on the 20th day of June, 1994.

                           NATIONAL MUNICIPAL TRUST
                                    SERIES 171
                                 (Registrant)


                    By PRUDENTIAL SECURITIES INCORPORATED
                                 (Depositor)



                  By the following persons*, who constitute
                   a majority of the Board of Directors of
                      Prudential Securities Incorporated


                              Alan D. Hogan
                              Howard A. Knight
                              George A. Murray
                              John P. Murray
                              Leland B. Paton
                              Richard Redeker
                              Hardwick Simmons



                       By /s/ Richard R. Hoffmann
                             (Richard R. Hoffmann,
                              First Vice President,
                              As authorized signatory
                              for Prudential Securities
                              Incorporated and
                              Attorney-in-Fact for the
                              persons listed above)
____________________

*     Pursuant to Powers of Attorney previously filed.

                              CONSENT OF COUNSEL


            The consent of Cahill Gordon & Reindel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 5 to this Registration Statement.

                           _______________________


                       CONSENT OF INDEPENDENT AUDITORS


                          [to be filed by Amendment]

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